UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Autohome Inc. Adopted 2026 Share Incentive Plan

The board of directors of Autohome Inc. (the “Company”) and the compensation committee of the board of directors of the Company have recently approved and authorized the adoption of its 2026 Share Incentive Plan (the “2026 Plan”). Under the 2026 Plan, the maximum aggregate number of shares which may be issued pursuant to all incentive awards (including share options) shall be 31,200,000 ordinary shares of the Company. The purpose of the 2026 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By :	/s/ Chi Liu
Name:	Chi Liu
Title :	Chairman of the Board, Director and Chief Executive Officer

Date: May 29, 2026